# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sunshine Biopharma Inc., CIK 0001402328
CUSIP: 867781809
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 333 LAS OLAS WAY, CU4 SUITE 433, FORT LAUDERDALE, Florida (FL), 33301
Date of event which requires filing of this statement: 08/13/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001094891-26-000246
Filed by CIK 0001896206

## Reporting persons
- Alta Partners LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 200,000; shared voting power 0; sole dispositive power 200,000; shared dispositive power 0; aggregate amount beneficially owned 200,000 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Sunshine Biopharma Inc.
Address of issuer's principal executive offices: 333 LAS OLAS WAY, CU4 SUITE 433, FORT LAUDERDALE, FLORIDA, 33301.

## Item 2. Person Filing
Name of person filing: Alta Partners LLC
Address of principal business office or, if none, residence: 1205 Franklin Avenue Garden City, New York 11530
Citizenship: New York Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 200,000 shares of common stock, representing shares of common stock issuable upon exercise of outstanding warrants.
Percent of class: 4.905%
Sole power to vote or to direct the vote: 200,000 shares of common stock
Shared power to vote or to direct the vote: 0 shares of common stock
Sole power to dispose or to direct the disposition: 200,000 shares of common stock
Shared power to dispose or to direct the disposition: 0 shares of common stock

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Alta Partners LLC: /s/ Steven Cohen, Steven Cohen, Managing Member (10/05/2026)